Issuer Free Writing Prospectus, dated May 14, 2015
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated May 14, 2015
Registration Statement No. 333-182824

Final Terms and Conditions

Issuer:	HCP, Inc.
Title of Securities:	4.000% Senior Notes due 2025
Anticipated Ratings:[1]	Baa1/BBB+/BBB+ (Moody’s/S&P/Fitch)
Principal Amount:	$750,000,000
Maturity Date:	June 1, 2025
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2015
Trade Date:	May 14, 2015
Settlement Date:	May 20, 2015 (T+4)
Benchmark Treasury:	2.000% due February 15, 2025
Benchmark Treasury Price/Yield:	97-24¼ / 2.257%
Spread to Benchmark Treasury:	+185 basis points
Yield to Maturity:	4.107%
Coupon:	4.000% per year accruing from May 20, 2015
Price to Public:	99.126% of the principal amount, plus accrued interest, if any
Optional Redemption Provisions: Make-Whole Call: Par Call:	Prior to March 1, 2025 (the “Par Call Date”), +30 basis points On and after the Par Call Date, at par
Use of Proceeds:

The Issuer intends to allocate the net proceeds from this offering (i) to pay a portion of the respective purchase prices of the Acquisitions (as defined in the Preliminary Prospectus Supplement); and (ii) for general corporate purposes, including future acquisitions, investments or repayment of indebtedness.

CUSIP / ISIN:	40414L AN9 / US40414LAN91
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Senior Co-Managers

BNY Mellon Capital Markets, LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

KeyBanc Capital Markets Inc.

U.S. Bancorp Investments, Inc.

1  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

SUPPLEMENTAL INFORMATION CONCERNING THE UNDERWRITING SECTION IN THE PRELIMINARY PROSPECTUS SUPPLEMENT

Notice to Prospective Investors in Switzerland

The prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, the prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.